DISTRIBUTION COORDINATION AGREEMENT


Kennedy Capital Management, Inc.
10829 Olive Boulevard
St. Louis, MO  63131

Dear Ladies and Gentlemen:

         This Distribution Coordination Agreement is entered into pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the "1940 Act") by Threshold Advisor Funds, Inc., a Maryland corporation (the "Fund"), as part of a plan pursuant to Rule 12b-1 (the "Plan"). The Plan has been approved by a majority of the Directors who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plan or any related agreement (the "Independent Directors"), cast in person at a meeting called for the purpose of voting on such Plan. Such approval included a determination that, in the exercise of the reasonable business judgment of the Board of Directors and in light of the Directors' fiduciary duties, there is a reasonable likelihood that the Plan will benefit the Fund and its shareholders.

         1. You agree to act as the Fund's distribution coordinator by coordinating the distribution of the shares of the Fund's currently existing and hereinafter created portfolios ("Portfolios") through Unified Financial Securities, Inc. ("Unified"), the Fund's distributor, and by providing related shareholder services to accounts that are sold by Unified without the participation of a dealer ("House Accounts"). For providing these distribution coordination services to House Accounts, each Portfolio shall pay you an annual fee, calculated daily and paid monthly, at the rate set forth on Schedule B to the Plan. We understand that your employees and officers may be registered broker-dealer representatives of Unified as required under applicable securities laws.

         2. The fees paid to you under the Plan may be used to pay for any Distribution Expenses, as set forth in the Plan, primarily intended to result in the coordination of the sale of the Portfolios' shares. Expenses shall be deemed incurred whether paid directly by you or by a third party to the extent reimbursed therefor by you.

         3. In no event may the aggregate annual fee paid to you by a Portfolio exceed the amount set forth in Schedule B of the Plan without approval by a majority of the outstanding shares of that Portfolio.

         4. You agree to furnish each Portfolio with such information as shall reasonably be requested by the Fund's Board of Directors with respect to the fees paid to you pursuant to this Agreement.

         5. You agree to furnish to the Board of Directors of the Fund, and the Board shall review, at least quarterly, or at such other more frequent intervals as reasonably requested by the Board, a written report of the amounts expended under the Plan by you with respect to the Portfolios and the purposes for which such expenditures were made.

         This Agreement may be terminated by us or by you, by the vote of a majority of the Directors of the Fund who are Independent Directors, or by vote of a majority of the outstanding shares of a Portfolio, on sixty (60) days' written notice, all without payment of any penalty. It shall also be terminated automatically by any act that terminates the Plan.

         The provisions of the Plan, insofar as they relate to you, and Schedule B of the Plan are incorporated herein by reference.

         This Agreement shall take effect as of December 7, 2000, and the terms and provisions thereof are hereby accepted and agreed to by us as evidenced by our execution hereof.

                                                THRESHOLD ADVISOR FUNDS, INC.


                                                /s/ Charles W. Schweizer
                                                Charles W. Schweizer
                                                President


Agreed and Accepted:


KENNEDY CAPITAL MANAGEMENT, INC.



/s/ Charles W. Schweizer
Charles W. Schweizer
President